SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2007

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                       ----------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC's Registration Statements on Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8
(33-11828).

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        Futuremedia Announces Change to American Depositary Shares Ratio

    BRIGHTON, England, Nov. 30 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDA), a leading e-learning provider and design, exhibition and events agency, announced today that the ratio of its American Depositary Shares ("ADS") to ordinary shares will be changed to 1:1000 from 1:50, effective Monday, December 3, 2007. The Bank of New York, Futuremedia's transfer agent, will contact registered ADS holders with regards to this change.

    Shareholders will receive one ADS for each 20 ADSs currently held, as the ratio has changed by a factor of 20, effectively a 1:20 reverse stock split. The Bank of New York will sell a portion of the new ADSs to establish a cash in lieu rate for fractional ADSs, and ADS holders whose holdings are not exactly divisible by 20 will receive cash in lieu of fractional amounts, at the rate established by The Bank of New York. Including recent conversions of debt to equity, the total number of ADSs outstanding after the ratio change will be approximately 587,400. As a result of this ratio amendment, the ADS price automatically increases proportionally -- as of the market close on Thursday, November 29, 2007, the price would be $4.79 per ADS. However, there is no assurance that the post-amendment ADS price will be at least equal to or greater than the pre-amendment ADS price multiplied by the ratio change.

    This ADS ratio change is expected to bring Futuremedia in compliance with Marketplace Rule 4320(e) (the "Rule"), which requires a minimum bid price of $1 per ADS. In accordance with the Rule, Futuremedia was provided 180 calendar days, or until December 24, 2007, to regain compliance.

    As previously announced on July 2, 2007, to regain compliance with the Rule, the closing bid price of the Company's ADSs must remain at $1 per share or more for a minimum of 10 consecutive trading days. If this occurs, Nasdaq will provide written notification that Futuremedia has regained compliance with the Rule.

    The purpose of this ratio change is to qualify for continued listing on the Nasdaq Capital Market; however, the Company can make no assurances that either
a) Nasdaq continues to list the Company's ADSs on the Nasdaq Capital Market or
b) the Company will not voluntarily ask to be placed on Nasdaq's Over The Counter (OTC) bulletin board in order to save significant operating costs required for the Nasdaq Capital Market listing.

    About Futuremedia

    Futuremedia plc is a global media company providing online learning, design, exhibition and event services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, Futuremedia helps its clients to communicate their values, product and brand information to employees, customers and industry, and believes that learning is a key component in the communication mix. Futuremedia divisions are Futuremedia Learning and Button Group plc. The Button Group has been providing design, exhibition and event services in Cannes, France and elsewhere around the world for more than 30 years. For more information, visit www.futuremedia.co.uk


    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the Company's ability to maintain its listing on the Nasdaq-CM; the expected benefits from new sales, contracts or products; the expected benefits and success of operations in new markets; the expected benefits of expanding the sales operations of group companies into new geographical markets; the expected benefits of acquisitions; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with the Company's ability to maintain its listing on the Nasdaq C-M; risks associated with the Company's ability to develop and successfully market new services and products (including the risk that such products may not be accepted in the market), risks relating to operations in new markets (including the risk that such operations may not deliver anticipated revenue or profits); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Investors: Mike Smargiassi or Dianne Pascarella, +1-212-986-6667, or Media:
Jenna Focarino or Brian O'Keefe, +1-212-986-6667, all of Brainerd Communicators, Inc., for Futuremedia plc/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC,
an English public limited company

By: /s/ George O'Leary
    ------------------
    George O'Leary
    Chief Executive Officer

Date: November 30, 2007